BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of United States dollars)

	As at	As at
	June 30	December 31
	2005	2004
ASSETS
Current
Cash and cash equivalents	$15,149	$87,111
Accounts receivable	9,216	8,019
Marketable securities, at cost
(Market value - $11.9 million; December 31, 2004 - $13.8 million)	3,554	3,554
Inventories	24,061	16,113
Other	5,811	6,827
	57,791	121,624

Investments	7,083	5,593
Property, plant and equipment	498,248	418,883
Unrealized fair value of derivatives	2,550	13,761
Deferred derivative losses	5,448	6,718
Future income tax assets	5,100	5,100
Other assets	25,805	21,374
	$602,025	$593,053

LIABILITIES
Current
Accounts payable	$33,972	$32,250
Current portion of long-term debt	4,106	3,730
	38,078	35,980

Unrealized fair value of derivatives	39,697	49,299
Long-term debt (Note 5)	172,684	129,937
Future income tax liabilities	23,798	24,321
Asset retirement obligations	16,786	17,418
Other liabilities	912	664
Non-controlling interest	2,431	2,587
	294,386	260,206

SHAREHOLDERS' EQUITY
Capital stock
Issued - 401,092,317 common shares (December 31, 2004 - 400,498,902)	556,914	557,365
Value assigned to share purchase warrants and stock options	21,464	19,060
Convertible notes	18,849	18,849
Deficit	(289,588)	(262,427)
	307,639	332,847
	$602,025	$593,053

Approved by the Directors

"Clive T. Johnson"	"Robert J. Gayton"
Clive T. Johnson	Robert J. Gayton

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended June 30
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	Second Quarter		Six Months
	2005	2004	2005	2004
GOLD REVENUE	$22,357	$21,150	$43,835	$40,836

EXPENSES
Operating costs	19,509	21,752	41,212	39,421
Depreciation and depletion	5,042	4,921	8,932	8,479
Refugio re-start of operations	3,023	990	7,211	1,189
Julietta warehouse fire (recovery)/ loss	(27)	800	267	1,800
Other	533	469	1,210	902
	28,080	28,932	58,832	51,791

MINE OPERATING LOSS	(5,723)	(7,782)	(14,997)	(10,955)

OTHER EXPENSES (INCOME)
General and administrative	2,371	3,382	5,044	5,269
Interest and financing costs	1,416	2,598	2,625	4,403
General exploration	381	159	650	370
Stock-based compensation (Note 6)	1,721	2,404	2,573	3,032
Foreign exchange (gains)/ losses	181	64	20	1,209
Other	(3)	(227)	57	(346)
	6,067	8,380	10,969	13,937

LOSS BEFORE TAXES AND OTHER ITEMS	(11,790)	(16,162)	(25,966)	(24,892)

Write-down of net smelter royalty	-	-	(3,099)	-
Write-down of Yarnell mineral property	-	-	-	(8,527)
Realized derivative gains	116	1,155	1,829	1,572
Unrealized derivative (losses)/ gains	(1,638)	16,392	(3,249)	18,731
Equity in losses of associated companies	(41)	(136)	(53)	(180)
Investment gains	630	15	756	399

(LOSS)/ EARNINGS BEFORE INCOME TAXES	(12,723)	1,264	(29,782)	(12,897)

Current income taxes	-	(485)	-	(485)
Future income tax (expense)/ recovery	378	(34)	2,621	(34)

(LOSS)/ NET EARNINGS FOR THE PERIOD	$(12,345)	$745	$(27,161)	$(13,416)

(LOSS)/ EARNINGS PER COMMON SHARE - basic and diluted	$(0.031)	$0.002	$(0.068)	$(0.038)

Weighted average number of common shares
outstanding (in thousands)	400,684	358,078	400,593	356,910

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
For the periods ended June 30
(Unaudited)
(in thousands of United States dollars)

	Second Quarter		Six Months
	2005	2004	2005	2004

DEFICIT, BEGINNING OF PERIOD	$(277,243)	$(196,973)	$(262,427)	$(182,812)
(LOSS)/ NET EARNINGS FOR THE PERIOD	(12,345)	745	(27,161)	(13,416)
DEFICIT, END OF PERIOD	$(289,588)	$(196,228)	$(289,588)	$(196,228)

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended June 30
(Unaudited)
(in thousands of United States dollars)

	Second Quarter		Six Months
	2005	2004	2005	2004

OPERATING ACTIVITIES
(Loss)/ net earnings for the period	$(12,345)	$745	$(27,161)	$(13,416)
Non-cash charges (credits)
Depreciation and depletion	5,042	4,921	8,932	8,479
Amortization of deferred financing costs	115	542	160	1,007
Equity in losses of associated companies	41	136	53	180
Derivative instruments	1,379	(17,304)	2,880	(19,817)
Investment gains	(630)	(15)	(756)	(399)
Future income tax expense/ (recovery)	(378)	34	(2,621)	34
Stock-based compensation	1,721	2,404	2,573	3,032
Write-down of net smelter royalty	-	-	3,099	-
Write-down of Yarnell mineral property	-	-	-	8,527
Other	472	1,302	2,568	(335)
Change in non-cash working capital	(2,493)	(3,522)	(5,707)	(2,601)
	(7,076)	(10,757)	(15,980)	(15,309)

FINANCING ACTIVITIES
Common shares issued, net of issue costs	525	7,902	531	8,012
Kupol bridge financing	32,500	-	36,500	-
Refugio working capital loan	6,000	-	6,000	-
Capital lease repayments	(891)	-	(1,709)	-
Deferred financing costs	(3,248)	-	(3,255)	-
Convertible loan, net of issue costs	-	-	-	66,874
Julietta project loan repayment	-	-	-	(5,583)
Petrex loan repayments	-	(1,500)	-	(3,000)
Other	-	48	-	48
	34,886	6,450	38,067	66,351

INVESTING ACTIVITIES
Kupol development	(36,015)	(5,004)	(57,708)	(11,820)
Kupol exploration	(5,499)	(3,271)	(8,419)	(6,695)
Refugio construction	(4,201)	(6,176)	(13,359)	(6,913)
Julietta Mine	(510)	(449)	(1,779)	(683)
Julietta exploration	(1,894)	(1,569)	(3,409)	(2,297)
Petrex Mines	(1,311)	(1,976)	(2,732)	(3,824)
Petrex exploration	(414)	(584)	(776)	(874)
Acquisition, exploration and development	(1,366)	(1,784)	(3,458)	(3,781)
Investment purchases in associated company	(902)	-	(902)	-
Other	(957)	(480)	(1,418)	(407)
	(53,069)	(21,293)	(93,960)	(37,294)

Effect of exchange rate changes on cash
and cash equivalents	77	5	(89)	132

Increase (decrease) in cash and cash equivalents	(25,182)	(25,595)	(71,962)	13,880

Cash and cash equivalents, beginning of period	40,331	70,248	87,111	30,773

Cash and cash equivalents, end of period	$15,149	$44,653	$15,149	$44,653

Supplemental disclosure of cash flow information (Note 3)

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2005
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1)	Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company.

2)	Measurement uncertainty

	a)	Petrex Mines

The Company has invested a total of $105.5 million in its South African Mining Operations, including the Petrex Mines ($63 million) and undeveloped mineral interests ($42.5 million). The Company has determined that using a long-term gold price assumption of $375 per ounce ($425 per ounce for 2005 and $400 per ounce for 2006) and a rand/U.S. dollar exchange rate of 6.7, 7.0, 7.5, 8.0 for 2005, 2006, 2007 and 2008, respectively, and 8.3 for all subsequent years, there is no impairment of the Company's Petrex Mining Operations. Management has also determined that the value assigned to the undeveloped mineral interests ($42.5 million) is not impaired based on the mineral resource potential of the property.

The assessments above may be impacted by a decline in the future gold price or by a continuation in the strength of the rand. For example, if a rand/ U.S. dollar exchange rate of 7.5 and a gold price of $375 per ounce for all years were used as long range assumptions, then a write- off of the remaining carrying value of the Petrex assets in the amount of $105.5 million would be required.

	b)	Julietta Mine

The Company has used 100% of the Julietta Mine reserves and 60% of the resources for its impairment testing of the Julietta Mine. The gold price per ounce assumption used was $425 for 2005, $400 for 2006 and $375 for all subsequent years. Although no impairment was determined, results could vary significantly depending on the continuing success of the Company’s exploration drill program in converting resources to proven and probable reserves and in replacing its resources. As well as gold price movements, future valuations will be heavily dependent on the success of the ongoing exploration program to locate additional reserves and resources. In the event that additional reserve and resources are not located in the future, the carrying value of the Company’s Julietta Mine may be impaired and such impairment could be material.

3)	Supplemental disclosure of cash flow information

	Second Quarter		Six Months
	2005	2004	2005	2004

Non-cash investing and financing activities
Refugio Mine equipment acquired under capital leases	$54	$4,802	$2,096	$4,802
Accounts payable relating to mine construction and property
development	3,039	2,092	6,186	2,092
Accretion of convertible notes and amortization of deferred
financing costs capitalized to property, plant and equipment	1,090	-	2,199	-
Subsidiary's common shares issued for property payment	-	-	100	522
Common shares issued for non-cash consideration	300	-	300	-
Accrued interest capitalized to notes receivable from
associates	58	38	73	68
Reallocation of fair value of stock-based compensation to share
capital upon exercise of stock options	169	320	169	320
Interest paid	1,488	726	4,887	1,603

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2005
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

4)	Segmented information
The Company's reportable operating segments are as follows:
	Second Quarter		Six Months
	2005	2004	2005	2004

	(Loss)/ Net earnings		(Loss)/ Net earnings
GOLD MINING OPERATIONS
Julietta Mine	$262	$861	$(2,295)	$(886)
Petrex Mines	(1,723)	(7,022)	(310)	(10,782)
Refugio Mine	(3,359)	(1,454)	(8,338)	(1,647)

EXPLORATION AND DEVELOPMENT	(381)	(159)	(650)	(8,897)

UNALLOCATED CORPORATE
General and administrative	(2,371)	(3,382)	(5,044)	(5,269)
Investment (losses)/ gains	589	(121)	(2,396)	219
Unrealized derivative (losses)/ gains	(1,638)	16,392	(3,249)	18,731
Stock-based compensation	(1,721)	(2,404)	(2,573)	(3,032)
Other	(2,003)	(1,966)	(2,306)	(1,853)

(LOSS)/ NET EARNINGS FOR THE PERIOD	$(12,345)	$745	$(27,161)	$(13,416)

	Gold revenue		Gold revenue
GOLD MINING OPERATIONS
Julietta Mine	$8,899	$10,426	$14,418	$16,777
Petrex Mines	13,458	10,724	29,417	24,059

GOLD REVENUE FOR THE PERIOD	$22,357	$21,150	$43,835	$40,836

5)	Long-term debt

	a)	Kupol project bridge loan facility

On June 24, 2005, the Company announced that it had signed an agreement with Bayerische Hypo- und Vereinsbank AG ("HVB") to increase the previously announced (April 13, 2005) $100 million bridge loan facility for the development of the Kupol project in Russia to $150 million. This was the second time that HVB had agreed to increase the facility. The original facility was for $60 million prior to being increased to $100 million in April 2005. Bema will continue to guarantee the facility, however, the Company intends to repay the facility using a portion of the proceeds from the planned Kupol project construction financing, which is expected to be arranged in third quarter 2005 Amounts drawn on the facility above $100 million will mature on March 31, 2006, while the remaining amounts will mature on July 21, 2006. During the current quarter, the Company drew down a further $32.5 million of the facility, thereby increasing the outstanding balance owing under the facility to $82.5 million as at June 30, 2005. The Company also announced that HVB and Société Générale (“SG”) had been appointed mandated lead arrangers for the Kupol project construction financing. HVB will act as the facility and documentation agent and SG will act as technical agent on the project financing. In connection with the facility, Endeavour Financial Corporation (“Endeavour Financial”) charged the Company a success fee of $562,500. A managing director of Endeavour Financial is also a director of the Company.

	b)	Refugio working capital loan facility

On May 10, 2005, a subsidiary of the Company entered into a $10 million revolving term loan facility with Macquarie Bank Limited (“Macquarie") for working capital purposes relating to the re-start of operations at the Refugio Mine. Bema has guaranteed the facility, which matures on March 31, 2007. Interest is payable at an annual rate equal to the London Inter Bank Offered Rate plus 2.25%. In addition, as consideration for the facility, the Company paid a $80,000 arrangement fee to Macquarie and is paying a commitment fee of 0.50% per annum, payable quarterly, on the undrawn balance of the facility. The facility includes customary covenants for debt financing of this type. As at June 30, 2005, the Company had drawn down $6 million of the facility.

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2005
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6)	Stock-based compensation

During the quarter ended June 30, 2005, 4,050,000 stock options were granted to employees and directors at an exercise price of Cdn.$3.03 per share. The exercise price of these options was determined by the market price of the shares at the date of grant. One-third of the options granted vested immediately, another one-third will vest on April 14, 2006 and the remainder will vest on April 14, 2007. In addition, 195,000 stock options were also granted in the quarter, with exercise prices that ranged from Cdn.$2.43 per share to Cdn.$2.74 per share. The fair value of the options granted in the quarter was estimated at approximately $3.1 million (approximately Cdn.$0.90 per option) at the date of grant using the Black-Scholes option pricing model. Approximately $1.4 million of the $3.1 million fair value amount was expensed in the quarter and the remaining $1.7 million will be charged to operations over the vesting period. Also included in the stock-based compensation expense was approximately $329,000, the majority of which related to options granted in 2004 that vested in the quarter. Option-pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options at the date of grant.

As at June 30, 2005, approximately $1.9 million of the fair value of stock options previously granted remains to be expensed.

The fair value of the options granted during the second quarter of 2005 has been calculated using the Black-Scholes option-pricing model, based on the following assumptions:

	-	Risk free interest rate of 3% per annum
	-	Expected life of 2-3 years
	-	Expected volatility of 50%
	-	Dividend yield rate of nil